Exhibit 3

FOR IMMEDIATE RELEASE	30 SEPTEMBER 2015

WPP PLC (“WPP”)

Grey Healthcare Group acquires minority interest in OptimizeRx in the US

WPP announces that its wholly-owned operating company Grey Healthcare Group (“GHG”), a leading healthcare communications services company, has acquired a minority interest in OptimizeRx Corp. (“OPRX”), a leader in the electronic distribution of sample vouchers and co-pay discount coupons through electronic healthcare records and e-prescription.

OPRX manages a digital platform that allows pharmaceutical manufacturers to communicate with physicians and consumers to promote their products. Its products allow doctors and staff access to sample vouchers, co-pay coupons and other patient support to search, print or electronically dispense drug samples directly to patients as well as a network of pharmacies. OPRX is based in Rochester, MI. The company was founded in 2006.

This investment continues WPP’s strategy of investing in digital and important markets such as the US. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In North America, WPP companies (including associates and investments) collectively generate revenues of US$7 billion and employ over 27,000 people.

GHG is part of WPP’s Branding & Identity, Healthcare and Specialist Communications group (which includes Direct and Digital). Collectively, including associates and investments, the companies in this group generate revenues of US$6 billion and employ over 70,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239